04015305

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Sec File # 8-53646 Firm # 118-320

MAR - 1 2004

SEC FILE NUMBER
8- 53646

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Context Convertible Arbitrage Fund, LP

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12626 High Bluff Drive, Suite 440
(No. and Street)

San Diego, CA 92130
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle Mott 858.481.3666
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst and Young
(Name – *if individual, state last, first, middle name*)

725 S. Figueroa Street, Suite 600, Los Angeles, CA 90017
(Address) (City) (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael S. Rosen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Context Convertible Arbitrage Fund, LP, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Michael S. Rosen, Co-Chairman: CEO

Title

* see attached

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS

Context Convertible Arbitrage Fund, L.P. (a California Limited Partnership)

Year ended December 31, 2003

with Report of Independent Auditors

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of San Diego } ss.

On February 27, 2004 before me, M. Michelle Mott, Notary Public
Date Name and Title of Officer (e.g., "Jane Doe, Notary Public")
personally appeared Michael S. Rosen
Name(s) of Signer(s)

☑ personally known to me
~~☐ proved to me on the basis of satisfactory~~ evidence

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

M. MICHELLE MOTT
Commission # 1439599
Notary Public - California
San Diego County
My Comm. Expires Sep 16, 2007

WITNESS my hand and official seal.

M. Michelle Mott
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ____________

Document Date: ____________ Number of Pages: ____________

Signer(s) Other Than Named Above: ____________

Capacity(ies) Claimed by Signer

Signer's Name: ____________

☐ Individual
☐ Corporate Officer — Title(s): ____________
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ____________

Signer Is Representing: ____________

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Context Convertible Arbitrage Fund, L.P.
(a California Limited Partnership)

Audited Financial Statements

Year ended December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017-5418

Phone: (213) 977-3200
www.ey.com

Report of Independent Auditors

The Partners
Context Convertible Arbitrage Fund, L.P.

We have audited the accompanying statement of assets and liabilities, including the condensed schedule of investments, of Context Convertible Arbitrage Fund, L.P. (a California Limited Partnership) (the Partnership) as of December 31, 2003, and the related statements of operations and changes in net assets for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Context Convertible Arbitrage Fund, L.P. as of December 31, 2003, and the results of its operations and the changes in its net assets for the year then ended in conformity with accounting principles generally accepted in the United States.

February 20, 2004

Ernst & Young LLP

Context Convertible Arbitrage Fund, L.P.
(a California Limited Partnership)

Statement of Assets and Liabilities

December 31, 2003

Assets	
Investments in securities, at market value (cost $118,790,604)	$127,750,627
Due from brokers	1,047,194
Receivable for swap contracts	16,978
Interest receivable	731,042
Dividends receivable	121,257
Other	21,683
Total assets	129,688,781
Liabilities	
Securities sold, not yet purchased, at market value (proceeds $59,371,524)	65,144,035
Due to brokers	2,745,372
Payable for swap contracts	74,496
Variation margin on futures contract	54,430
Interest payable	37,530
Dividends payable	20,286
Accrued professional fees	48,428
Management fees payable	12,575
Advance capital contributions	1,025,000
Due to General Partner	588,467
Total liabilities	69,750,619
Net assets	$ 59,938,162

See accompanying notes.

Context Convertible Arbitrage Fund, L.P.
(a California Limited Partnership)

Condensed Schedule of Investments

December 31, 2003

Investments in Securities	Face Value	Percent of Net Assets	Market Value
Corporate Bonds			
United States			
Auto/Transportation		4.09%	$ 2,449,565
Biotechnology		31.09	18,631,359
Business Services:			
Interpublic Group, 1.80% due 9/16/2004	2,060,000	3.37	2,017,152
Interpublic Group, 4.50% due 3/15/2023	700,000	1.79	1,071,840
Total Business Services		5.16	3,088,992
Entertainment/Media:			
Radio One Inc., 8.875% due 7/1/2011	360,000	0.66	396,900
Other		6.68	4,001,529
Total Entertainment/Media		7.34	4,398,429
Financial		11.08	6,642,730
Miscellaneous:			
Steel Dynamics Inc., 4.00%, due 12/15/2012	2,125,000	5.46	3,269,100
Other		9.10	5,450,886
Total Miscellaneous		14.56	8,719,986
Oil, Gas, & Utilities		5.86	3,511,985
Pharmaceuticals & Health Care		22.54	13,509,020
Retail		5.32	3,201,105
Semiconductors/Computer/Electronics:			
Advanced Micro Devices Inc., 4.50%, due 12/1/2007	1,900,000	7.01	4,200,140
Skyworks Solutions Inc., 4.75%, due 11/15/2007	2,550,000	5.31	3,182,910

Context Convertible Arbitrage Fund, L.P.
(a California Limited Partnership)

Condensed Schedule of Investments (continued)

December 31, 2003

Investments in Securities	Face Value	Percent of Net Assets	Market Value
Corporate Bonds (continued)			
United States (continued)			
Semiconductors/Computer/Electronics (continued):			
Affymetrix Inc., 0.75%, 144A due 12/15/2033	1,900,000	3.30%	$ 1,976,380
Affymetrix Inc., 4.75% due 2/15/2007	1,700,000	2.86	1,717,000
Other		34.69	20,793,455
Total Semiconductors/Computer/Electronics		53.17	31,869,885
Telecommunications:			
RF Micro Devices Inc., 1.50%, due 7/10/2010	2,350,000	5.92	3,549,910
Other		12.62	7,566,263
Total Telecommunications		18.54	11,116,173
Total United States (cost $100,647,224)		178.75	107,139,229
Cayman Islands			
Financial (cost $1,483,544)		2.57	1,533,870
Luxembourg			
Miscellaneous:			
Tyco Intl Group S.A., 2.75% due 1/15/2018	1,640,000	3.49	2,094,608
Tyco Intl Group S.A., 2.75% 144A due 1/15/2018	860,000	1.83	1,098,392
Total Miscellaneous (cost $2,733,517)		5.32	3,193,000
Total Luxembourg (cost $2,733,517)		5.32	3,193,000
Total Corporate Bonds (cost $104,864,285)		186.64	111,866,099

Context Convertible Arbitrage Fund, L.P.
(a California Limited Partnership)

Condensed Schedule of Investments (continued)

December 31, 2003

Investments in Securities	**Face Value**	**Percent of Net Assets**	**Market Value**
Preferred Stocks	**Shares**		
United States			
Auto/Transportation		8.95%	$ 5,358,074
Entertainment/Media:			
Radio One Inc., 6.50%	3,500	6.27	3,757,915
Financial		2.96	1,775,859
Miscellaneous:			
Arch Coal Inc., 5.00%	43,750	6.09	3,653,125
Semiconductors/Computers/Electronics		2.19	1,312,875
Total Preferred Stocks (cost $13,926,319)		26.46	15,857,848
Warrants			
United States			
Retail		0.04	26,680
Total Warrants (cost $0)		0.04	26,680
Total Investments in Securities (cost $118,790,604)		213.14%	$ 127,750,627

Context Convertible Arbitrage Fund, L.P.
(a California Limited Partnership)

Condensed Schedule of Investments (continued)

December 31, 2003

Securities Sold, Not Yet Purchased	Shares	Percent of Net Assets	Market Value
Common Stocks			
United States			
Auto/Transportation		8.32%	$ 4,987,422
Biotechnology		11.40	6,833,626
Entertainment/Media		7.67	4,593,149
Financial		6.86	4,109,639
Miscellaneous		14.38	8,627,296
Oil/Gas & Utilities		1.95	1,171,872
Pharmaceuticals & Health Care		10.15	6,081,379
Retail		3.67	2,201,112
Semiconductors/Computer/Electronics:			
Advanced Micro Devices, Inc.	240,413	5.98	3,582,154
Other		21.86	13,103,041
Total Semiconductors/Computer/Electronics:		27.84	16,685,195
Telecommunications		11.52	6,902,326
Total United States (proceeds $56,983,986)		103.76	62,193,016
Bermuda			
Miscellaneous (proceeds $1,489,337)		3.35	1,999,558
Canada			
Entertainment/Media (proceeds $78,457)		0.12	73,506
Cayman Islands			
Financial (proceeds $819,744)		1.46	877,955
Total Securities Sold, Not Yet Purchased (proceeds $59,371,524)		108.69%	$ 65,144,035

Context Convertible Arbitrage Fund, L.P.
(a California Limited Partnership)

Condensed Schedule of Investments (continued)

December 31, 2003

Derivative Contracts	**Percent of Net Assets**		**Fair Value**
All Investments are in the United States			
Swap Contracts			
Credit Default Swaps, buy protection			
Healthcare	(0.02)%	$	(12,014)
Logistics	(0.00)**		(500)
Airline	(0.03)		(16,333)
Index Basket	(0.07)		(43,708)
Chemical	(0.00)**		(1,296)
Total credit default swaps, buy protection	(0.12)		(73,851)
Credit Default Swaps, sell protection			
Airline	0.03		16,333
Total Swap Contracts	(0.09)%	$	(57,518)
Futures, short contracts			
U.S. Government Treasury Notes	(0.09)%	$	(54,430)

**Percent less than .01%.

See accompanying notes.

Context Convertible Arbitrage Fund, L.P.
(a California Limited Partnership)

Statement of Operations

Year ended December 31, 2003

Investment income:		
Interest	$ 2,736,838	
Dividends	831,598	
Other	192,478	
Total investment income		$ 3,760,914
Investment expense:		
Interest	1,466,174	
Dividends	170,333	
Management fees	249,357	
Professional fees	117,807	
Other	61,827	
Total investment expense		2,065,498
Net investment income		1,695,416
Net realized gain on investments	2,401,611	
Net change in unrealized appreciation of investments	2,486,577	
Net realized and unrealized gain on investments		4,888,188
Net increase in net assets resulting from operations		$ 6,583,604

See accompanying notes.

Context Convertible Arbitrage Fund, L.P.
(a California Limited Partnership)
Statement of Changes in Net Assets

Year ended December 31, 2003

	General Partner	Limited Partners	Total
Net increase in net assets resulting from operations	$ 24	$ 6,583,580	$ 6,583,604
Capital contributions	–	39,021,000	39,021,000
Capital withdrawals	(612,137)	(3,600,000)	(4,212,137)
Special profit allocation	588,467	(588,467)	–
Total increase (decrease)	(23,646)	41,416,113	41,392,467
Net assets:			
Beginning of year	23,782	18,521,913	18,545,695
End of year	$ 136	$ 59,938,026	$ 59,938,162

See accompanying notes.

Context Convertible Arbitrage Fund, L.P.
(a California Limited Partnership)

Notes to Financial Statements

December 31, 2003

1. Organization

Context Convertible Arbitrage Fund, L.P. (the Partnership) was formed as a limited partnership under the California Revised Limited Partnership Act and commenced operations on February 1, 2002. The term of the Partnership will continue until December 31, 2030, unless terminated earlier as provided for in the Partnership Agreement (the Agreement).

Context Capital Management, LLC (the General Partner), a California limited liability company, is the General Partner of the Partnership.

The Partnership's investment approach focuses on convertible securities arbitrage. The Partnership seeks to produce stable, low risk returns with a focus on protection of principal. In pursuit of that objective, the Partnership deals in securities consisting principally, but not solely, of convertible debt instruments, convertible preferred stock, and short sales of common stock traded publicly in domestic markets. The Partnership's investment approach focuses on convertible arbitrage, but it may employ alternative approaches at the discretion of the General Partners. There is no assurance that the Partnership will achieve its investment objectives.

Investment in the Partnership may be deemed speculative and involves significant risk factors and is suitable only for sophisticated investors who have limited need for liquidity of their investment and who can accept a high degree of risk in their investments. See the Partnership's offering memorandum for a complete description of the Partnership and the risks associated therewith.

2. Significant Accounting Policies

Basis of Accounting

The Partnership uses the accrual basis of accounting. Accordingly, income and expenses are recorded as earned and incurred, respectively.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Securities transactions are recorded on a trade-date basis, relieving the cost of securities owned and proceeds from securities sold, not yet purchased on realized transactions, on a first-in, first-out basis. Dividend income and expense are recorded on the ex-dividend date.

Convertibles are valued at the mean between the bid and offer as determined by the pricing policy adopted by the General Partner. This policy has been evaluated, accepted and carried out by the Partnership's independent administrator.

Equities, including options, which are listed on a national securities exchange or the "NASDAQ" system, or trade over-the-counter, are valued at their last sales prices on the valuation date or, if no sales occurred on such day, at the "bid" price on such day if held "long" and the "asked" price if held "short" by the Partnership. If the valuation date is not a trading day, the securities are valued as of the last trading date preceding the valuation. Nonmarketable securities are valued at fair value as determined in good faith under procedures adopted by the General Partner. Due to the inherent uncertainty of valuation, those estimated values of nonmarketable securities may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material. Unrealized gains and losses on open positions are included in income. Derivative contracts are stated at fair value. Premiums and discounts on bonds are amortized using the effective-yield method.

2. Significant Accounting Policies (continued)

Due From/To Brokers

These balances include cash balances and amounts receivable from or payable to the brokers for securities transactions that have not settled as of December 31, 2003, amounts due for margin borrowings offset by cash on deposit for securities sold short and futures contracts, and cash settlements and collateral deposits on swap contracts.

Receivable for Swap Contracts

Receivable for swap contracts represents net unrealized gains as of December 31, 2003.

Payable for Swap Contracts

Payable for swap contracts represents net unrealized losses as of December 31, 2003.

Due to General Partner

Due to general partner represents capital withdrawn by the General Partner for which payment has not been made as of December 31, 2003.

Advance Capital Contributions

Advance capital contributions represent capital contributions received from limited partners prior to December 31, 2003, that are not effective until January 1, 2004.

Corporate Bonds

The Partnership amortizes the premiums and discounts of its corporate bonds on an effective-yield basis. The effect of such amortization had no impact on total assets of the Partnership, but resulted in a $216,877 increase in unrealized appreciation of investments, a $338,237 decrease in realized gains on investments and a corresponding $121,360 increase in net investment income, for securities held and sold by the Partnership in 2003.

2. Significant Accounting Policies (continued)

Income Taxes

No provision for federal or state income taxes is made in the accompanying financial statements since the Partnership is not subject to income taxes. The partners are required to include their proportionate share of income in their corporate or individual income tax returns.

3. Securities Sold, Not Yet Purchased

Securities sold, not yet purchased, represent obligations of the Partnership to make a future delivery of a specific security and, correspondingly, create an obligation to purchase the security at prevailing market prices (or deliver the security, if owned by the Partnership) at the later delivery date. As a result, these short sales create the risk that the Partnership's ultimate obligation to satisfy the delivery requirements may exceed the amount recorded in the accompanying statement of assets and liabilities. Short securities positions are collateralized by the Partnership's investments in securities and amounts due from brokers.

4. Derivative Contracts and Risk Management

The Partnership invests in equity-related derivative contracts (derivatives), primarily swap contracts, warrants, and futures. In the normal course of business, the Partnership enters into derivative contracts with off-balance sheet risk for trading and hedging purposes. Typically, derivative contracts serve as components of the Partnership's investment strategies and are utilized primarily to structure the portfolio or individual investments to economically match the investment objectives of the Partnership.

Futures and warrants represent the opportunity to sell or buy the underlying securities at specified prices and future dates. Interest rate swaps contracts are agreements entered with a counterparty to make periodic payment to the other for an agreed period of time based upon a notional amount of principal. Credit default swap contracts are agreements to buy or sell insurance against the default of the third party.

The Partnership uses U.S. Treasury futures as part of its investment strategy. Upon entering into a futures contract, the Partnership is required to deposit with the broker an amount of cash or

4. Derivative Contracts and Risk Management (continued)

cash equivalents equal to a certain percentage of the contract amount. This is known as the initial margin. Subsequent payments (variation margin) are made or received by the Partnership each day, depending on the daily fluctuations of the value of the contract. The monthly changes in the contract are recorded as unrealized gains and losses. The Partnership recognizes a realized gain or loss when the contract is closed.

The use of futures contracts involves several risks. The change in value of futures contracts corresponds primarily with the value of their underlying instruments, which may not correlate with the change in value of the hedged investments. In addition, the Partnership may not be able to enter into a closing transaction because of an illiquid secondary market.

Market values of derivatives are determined by using quoted market prices or independent broker quotations when available; otherwise fair values are based on pricing models that consider the time value of money, discounted cash flows, volatility, and the current market and contractual prices of the underlying financial instruments.

In addition, the Partnership is exposed to market risk and credit risk through investing in derivative contracts.

Market risk represents the potential loss that can be caused by a change in the market value of the financial instrument. The Partnership's exposure to market risk is determined by a number of factors, including the size, composition, diversification of positions held, interest rates, foreign currency exchange rates and market volatility. The most significant factor influencing the Partnership's exposure to market risk is its ability to adequately employ hedging techniques. The General Partner continuously monitors the Partnership's exposure to market risk by reviewing trading strategies, setting market risk limits, and maintaining otherwise uncorrelated and diverse positions.

4. Derivative Contracts and Risk Management (continued)

Credit risk represents the maximum potential loss that the Partnership would incur if counterparties failed to perform pursuant to the terms of their obligations to the Partnership. The counterparties to the swap transactions are major U.S. financial institutions. The Partnership manages credit risk by limiting the total amount of monitoring the size and maturity structure of its portfolio, and by applying uniform credit standards for all activities associated with credit risk. The Partnership is of the opinion that credit risk related to swaps at December 31, 2003, would not have a significant adverse effect on the financial condition of the Partnership.

5. Concentration of Credit Risk

The Partnership invests its excess cash in deposits with one broker and has loss exposure for amounts deposited in excess of the federal insurance limit in the event of nonperformance by the institution. The General Partner continuously monitors the creditworthiness of its brokers.

Due to the level of market risk associated with the Partnership's investment securities and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in the near term could materially affect the market value of these investments and the amounts reported in the statement of assets and liabilities.

6. Related Party Transactions

The Agreement provides that the General Partner receive from the Partnership a quarterly management fee equal to one-quarter of one and a half percent of the capital balance of each limited partner's capital account in the Partnership as of the first day of each quarter. The General Partner may reduce the management fee charged to one or more limited partners. A reduced quarterly rate equal to one-quarter of one percent of the capital balance applies to those limited partners entered into the Partnership before January 31, 2003. The management fee is treated as an investment expense for purposes of computing the General Partner's special profit allocation. For the year ended December 31, 2003, the Partnership incurred management fees of $249,357.

Affiliates of the General Partner maintain investments of approximately $20,547,094 in the Partnership through five limited partnership accounts.

7. Contributions and Withdrawals

As provided in the Agreement, initial and subsequent capital contributions may be made by limited partners as of any day of the fiscal period with the consent of the General Partner. The minimum initial capital contribution is $1,000,000, while no such minimum exists for subsequent capital contributions. The General Partner may modify existing subscription requirements or establish new subscription requirements for any investor. Withdrawals, which require not less than 30-days prior written notice, may be made by limited partners as of the last day of any quarter. Withdrawals may not be made prior to a limited partner's one-year anniversary in the Partnership. Partial withdrawals for amounts less than $50,000 will not be permitted, and no partial withdrawal may reduce the value of a limited partner's capital account to the lesser of their initial contribution or $1,000,000. At the General Partner's discretion, withdrawals may be made at other times and in other amounts.

As provided in the Agreement, the General Partner may withdraw all or any part of its capital account under the same terms and conditions that apply to limited partners. Further, the General Partner has the right to distribute to itself, within 90 days after the end of any fiscal year, any profits allocated to its capital account.

8. Allocation of Profits and Losses to Partners

The Agreement provides that the General Partner and each limited partner share in the profits and losses in proportion to the amount of the Partnership interest owned by each on the first day of each period, except that no limited partner will become liable for obligations of the Partnership in excess of his capital contributions and profits, if any, net of distributions. Profits and losses are allocated on the last day of each period.

The Agreement provides that the General Partner receive a special profit allocation for its investment services provided to the Partnership. The special profit allocation is deducted from a limited partner's capital account at the end of each fiscal year and is equal to 20% of the net increase in net assets resulting from operations allocated to the limited partner for that fiscal year. Prior to any such allocation to the General Partner, cumulative losses allocated to the limited partner in all prior periods must be recovered. For the year ended December 31, 2003, the General Partner received $588,467 in special profit allocations.

9. Financial Highlights

Financial highlights for the year ended December 31, 2003, are as follows:

	Limited Partners
Total return before special profit allocation	20.68%
Special profit allocation	(1.11)%
Total return after special profit allocation	19.57%
Ratios to average net assets:	
Expenses	(5.49)%
Special profit allocation	(1.56)%
Total expenses and special profit allocation	(7.05)%
Net investment income	4.51%

Total return is calculated for the limited partner class taken as a whole. An individual investor's return may vary from these returns based on participation in hot issues, private investments, specific trade and investment allocations, different management fee and special profit allocation arrangements (as applicable) and the timing of capital transactions.

Ratios to average net assets are calculated for the limited partner class taken as a whole. The computation of such ratios based on the amount of expenses, incentive allocation and net investment income (expense) assessed to an individual investor's capital may vary from these ratios based on participation in hot issues, private investments, specific trade and investment allocations, different management fee and special profit allocation arrangements (as applicable) and the timing of capital transactions.

Average net assets have been computed based on monthly valuations.

10. Subsequent Events

Capital contributions effective January 1, 2004, and February 1, 2004, totaled $3,200,000 and $15,710,000, respectively. Capital withdrawals effective February 1, 2004, totaled $1,478,389.